Exhibit (a)(2)

FOR IMMEDIATE RELEASE November 5, 2012	For information contact: Kelly C. Clarke (804) 727-6321

Apple Six Recommends Rejection of Unsolicited, Opportunistic Tender Offer
by MacKenzie Capital Management, LP

Richmond – November 5, 2012 – Apple REIT Six, Inc. (“Apple Six”) has been notified of an unsolicited tender offer by a group of entities affiliated with MacKenzie Capital Management, LP (collectively “MCM”) to purchase up to 4,550,000 shares of common stock and the associated shares of Series A preferred stock (together, the “Units”) of Apple Six at a price of $5.50 per Unit. The tender offer is limited to 4.55 million Units or approximately 5% of Apple Six’s outstanding Units. Apple Six is not affiliated with MCM, and believes this offer is not in the best interests of its stockholders. The Board of Directors of Apple Six has carefully evaluated the terms of MCM’s offer and unanimously recommends that stockholders reject MCM’s offer and not tender their Units.

                    Apple Six has filed with the Securities and Exchange Commission (“SEC”) a Schedule 14D-9 providing a detailed response to MCM’s offer. Apple Six encourages stockholders to read the Schedule 14D-9 before making a decision regarding the offer. Stockholders may review and obtain copies of the Schedule 14D-9 and all amendments thereto free of charge at the SEC’s website at http://www.sec.gov and at Apple Six’s website at www.applereitsix.com.

          Please review the Schedule 14D-9 for a complete discussion of the reasons why the Board of Directors of Apple Six believes the offer is not in the best interests of its stockholders. Some of those reasons are as follows:

•

The Board of Directors believes that the $5.50 per Unit offer price represents an opportunistic attempt by MCM to purchase Units at an unreasonably low price and make a profit and, as a result, deprive the stockholders who tender Units of the potential opportunity to realize the long-term value of their investment in Apple Six. However, the Board of Directors notes that, because Apple Six is a non-exchange traded REIT, there is a limited market for the Units and there can be no certainty regarding the long-term value of the Units, because the value is dependent on a number of factors including general economic conditions and the other factors referenced in Item 8 — “Additional Information” of the Schedule 14d-9 filed with the SEC.

•

The per Unit book value of the Units as of September 30, 2012 is $7.46 per Unit, or a full $1.96 per Unit above the offer price. The Board of Directors notes that book value may not necessarily be representative of the liquidation value of Apple Six. The per Unit book value per share is the total of the Company’s assets (reduced by depreciation) less liabilities as reflected in its financial statements divided by the total outstanding shares. Assets and liabilities are recorded in the financial statements in accordance with generally accepted accounting principles and do not necessarily reflect fair value.

•

The offer price is more than 27% below MCM’s own estimate of the liquidation value of Apple Six per Unit. Despite improved operating results for the Company during 2012, the offer price is $0.50 less than the $6.00 per Unit offer price in the February 2012 offer to purchase Units by entities related to MCM. MCM acknowledges it has not made an independent appraisal of the Units or Apple Six’s properties.

•

Apple Six has paid distributions totaling $7.23 per Unit or approximately $583 million to Stockholders since its inception, and intends to continue to pay distributions on a monthly basis. Although the timing and amount of distributions are within the discretion of the Board of Directors and the Board of Directors cannot provide any guarantee that Apple Six will maintain its recent rate of distributions in the future, stockholders that choose to participate in the tender offer by selling their Units to MCM will lose the right to receive all future distributions, including any distributions made or declared after the expiration date of the tender offer.

•

Apple Six has paid a total of approximately $200 million in redemption payments to Stockholders since the inception of its redemption program, including approximately $4 million in redemption payments in October 2012. Apple Six reserves the right to change the purchase price of redemptions, reject any request for redemption, or otherwise amend the terms of, suspend, or terminate the Unit Redemption Program.

•

There is no guarantee that the tender offer will be completed in the time frame that the tender offer implies. The tender offer does not expire until December 14, 2012 and it may be extended by MCM in its sole discretion.

                    Stockholders with questions about this tender offer or other matters should consult his or her financial advisor or Apple Six’s Investor Relations Department at 804.727.6321.

Disclosures

                    Certain statements contained in this press release other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should be,” “will,” “predicted,” “likely” or other words or phrases of similar import. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Apple Six to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability of Apple Six to implement its acquisition strategy and operating strategy; Apple Six’s ability to manage planned growth; changes in economic cycles; the outcome of current and future litigation, regulatory proceedings, or inquiries; and competition within the real estate industry. Although Apple Six believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Apple Six or any other person that the results or conditions described in such statements or the objectives and plans of Apple Six will be achieved. In addition, Apple Six’s qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in Apple Six’s SEC reports, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by Apple Six with the SEC on March 12, 2012 and in the section entitled “Item 1A. Risk Factors” in the Quarterly Report on Form 10-Q filed by Apple Six with the SEC on August 13, 2012.

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